Exhibit 99.1

Chi-Med Highlights HMPL-689 Clinical Data to be Presented at the 62nd ASH Annual Meeting

Hong Kong, Shanghai, & Florham Park, NJ: Thursday, November 5, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) today announces that initial analysis of the first in human HMPL-689 Phase I dose escalation study will be presented as a poster at the upcoming 62nd American Society of Hematology (ASH) Annual Meeting and Exposition, taking place on December 5-8, 2020 virtually.

Further details of the presentation are as follows:

Title:	Results from a Phase 1 Dose Escalation Study of HMPL-689, a Selective Oral Phosphoinositide 3-Kinase-Delta Inhibitor, in Chinese Patients with Relapsed/Refractory (R/R) Lymphoma
Lead Author:	Junning Cao, Fudan University Cancer Center, Shanghai, China
Session:	623. Mantle Cell, Follicular, and Other Indolent B-Cell Lymphoma - Clinical Studies: Poster I
Abstract # / Link:	#1135 / https://doi.org/10.1182/blood-2020-136013
Date & Time:	Saturday, December 5, 2020, 7:00 AM - 3:30 PM (PT)

About HMPL-689

HMPL-689 is a novel, selective oral inhibitor targeting the isoform PI3Kδ, a component in the B-cell receptor signaling pathway. HMPL-689's pharmacokinetic (“PK”) properties are favorable with good oral absorption, moderate tissue distribution and low clearance in preclinical PK studies, we therefore anticipate low risk of drug accumulation and drug-to-drug interaction.

Our Phase I/Ib study of HMPL-689 in China has successfully established a Phase II dose and has now expanded into multiple sub-categories of indolent non-Hodgkin’s lymphoma.  We have initiated a Phase I/Ib study in the U.S. and Europe, with patient enrollment underway.

Chi-Med currently retain all rights to HMPL-689 worldwide.

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of nine cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China. For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of HMPL-689, the further clinical development for HMPL-689, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidates HMPL-689, including as a combination therapies, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of HMPL-689 for a targeted indication and the sufficiency of funding. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500